Exhibit (a)(9)


     FOR IMMEDIATE RELEASE - CHARMING SHOPPES, INC. ANNOUNCES EXPIRATION OF
                 TENDER OFFER FOR CATHERINES STORES CORPORATION

Bensalem, PA., January 7, 2000 -- Charming Shoppes, Inc., (NASDAQ: CHRS), the retail apparel chain, announced today that it has accepted for payment all shares of common stock of Catherines Stores Corporation (NASDAQ: CATH) validly tendered pursuant to its tender offer to acquire all outstanding shares of Catherines Stores Corporation for $21.00 per share in cash. The offer, which was made through Charming Shoppes' wholly owned subsidiary, Rose Merger Sub, Inc., expired at 5:00 PM, New York City time, on Thursday, January 6, 2000.

Approximately 6,792,984 shares of Catherines Stores Corporation common stock were tendered, including shares tendered pursuant to guarantees of delivery, in the offer. The shares tendered represent approximately 98 percent of the outstanding shares of Catherines Stores.

The tender offer was made under the previously announced merger agreement among Charming Shoppes, Rose Merger Sub and Catherines Stores. Charming Shoppes intends to complete promptly a short-form merger of Rose Merger Sub into Catherines Stores under Tennessee law. Pursuant to the merger agreement, any shares of Catherines Stores not tendered and purchased in the tender offer will be converted into the right to receive $21.00 in cash.

Catherines Stores Corporation operates 436 retail apparel stores in 40 states and the District of Columbia, specializing in large-size women's apparel, under the names Catherines, PS...Plus Sizes, Plus Savings, Added Dimensions, and the Answer. The stores are primarily located in strip shopping centers, in the Southeast, Mid- Atlantic and the Eastern Central regions of the United States.

Charming Shoppes, Inc. currently operates 1,331 women's specialty apparel stores in 47 states under the names "Fashion Bug", "Fashion Bug Plus", and "Modern Woman."

Charming Shoppes plans to operate Catherines Stores Corporation as a separate division, resulting in a nationwide chain of women's large-size specialty apparel of more than 500 stores. After the acquisition, Charming Shoppes, Inc. will operate over 1,700 stores throughout the United States with revenues in excess of $1.4 billion.

This release may contain certain forward-looking statements concerning the Company's operations, performance, and financial condition including, in particular, certain forward-looking statements regarding sales performance, store openings and closings, and other matters. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. Such risks and uncertainties may include, but are not limited to, failure to realize merger-related synergies, rapid changes in or miscalculation of fashion trends, extreme or unseasonable weather conditions, economic downturns, a weakness in overall consumer demand, disruption to operations as a result of Year 2000 compliance issues, and competitive pressures. These, and other risks and uncertainties, are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999.

CONTACT: Gayle M. Coolick
         Director of Investor Relations
         (215) 638-6955